Exhibit 8.1

Legal Name of Subsidiary (100% ownership unless stated otherwise)	Direct Parent Company	Jurisdiction of Organization
Global-e US Inc.	Global-e Online Ltd.	Delaware, United States
Borderfree Inc.	Global-e US Inc.	Delaware, United States
Flow Commerce Inc.	Global-e US Inc.	Delaware, United States
Globale UK Ltd.	Global-e Online Ltd.	England
Global-e Japan KK	Globale UK Ltd.	Japan
Global-e NL B.V.	Globale UK Ltd.	The Netherlands
Global-e France SAS	Globale UK Ltd.	France
Global-e Australia Pty. Ltd.	Globale UK Ltd.	Australia
Global-e HK Limited	Globale UK Ltd.	Hong Kong

* Certain other subsidiaries of the Company have been omitted because they would not, in the aggregate, be a “significant subsidiary” as defined in rule 1-02(w) of Regulation S-X as of the date of this Annual Report.